GREENBERG TRAURIG, LLP

3161 Michelson Drive, Suite 1000

Irvine, California 92612

(949) 732-6500

Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

September 19, 2017

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Russell Mancuso

Re:	Atomera Incorporated Registration Statement on Form S-3 (SEC File No. 333-219782) Filed August 8, 2017

Dear Mr. Mancuso:

On behalf of our client, Atomera Incorporated, a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Scott A. Bibaud, Chief Executive Officer of the Company, dated August 29, 2017 on the above-referenced Registration Statement on Form S-3 (“Registration Statement”). Concurrent with the filing of this letter, the Company is filing with the Commission an Amendment No. 1 to the Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated August 29, 2017, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

General

1.	Provide us your analysis of how you comply with the requirement in General Instruction I.A.3 of Form S-3. For guidance, see the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 115.06

Response: It is our understanding that the Staff has withdrawn the comment based on the fact that the Registration Statement will not be declared effective prior to August 31, 2017.

Calculation of Registration Fee

2.	Please revise the table to include the units being offered. In this regard, we note your disclosure on page 3 that you may offer units.

Response: The requested change has been made.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated August 29, 2017. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc:	Atomera Incorporated Marcum, LLP